KRAMER LEVIN NAFTALIS & FRANKEL LLP
Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

May 31, 2012

Via E-mail and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn:	Perry J. Hindin, Esq., Special Counsel Brandon Hill, Esq., Attorney-Adviser

Re:	Qualstar Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2012 by BKF Capital Group, Inc.
File No. 000-30083

Schedule 13D/A
Filed May 1, 2012 by BKF Capital Group, Inc. and
Steven N. Bronson File No. 5-61195

BKF Capital Group, Inc.
Rule 14a-12 soliciting materials filed under cover of Form 8-K
Filed May 1, 2012
File No. 1-10024

Dear Mr. Hindin:

On behalf of our client, BKF Capital Group, Inc., we provide BKF’s responses to the comments of the Staff of the Office of Mergers and Acquisitions, Division of Corporation Finance of the Securities and Exchange Commission in its letter to Greg Heller of BKF, dated May 31, 2012, with respect to the filings referenced above.

This letter sets forth BKF’s responses to the staff’s comments.  For your convenience, the staff’s comments contained in the comment letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the comment letter.

Document Number: 27503561177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
Division of Corporation Finance
May 31, 2012

General

1.
We note your response to prior comment 9. As noted in CDI Question 110.07, if no exception to the proxy rules is available, the Schedule 13D disclosure would need to be filed under cover of Schedule 14A pursuant to Exchange Act Rule 14a-12. While we acknowledge that BKF filed a Form 8-K on May 1, 2012 and checked the appropriate box identifying the filed material as soliciting material pursuant to Rule 14a-12, BKF did not file all the Schedule 13D disclosure that constituted soliciting material under Exchange Act Rule 14a-1(l). Specifically, we note that Item 4 of Schedule 13D includes the following language:

●
“Concerned with the collective de minimis 1.3% ownership level in the Issuer of the remaining directors, and lacking confidence in the remaining directors to select the next CEO and return the Issuer to profitability, BKF Capital is seeking to replace all of the remaining directors.”

Given the broad definition of “solicitation” in Exchange Act Rule 14a-1(l)(1)(iii), it is the view of the staff that the above referenced language constitutes soliciting material and either should have been included in the Form 8-K filed on May 1 or separately filed under cover of Schedule 14A pursuant to Rule 14a-12. Please confirm your understanding with respect to future disclosure included in a Schedule 13D that constitutes soliciting material.

BKF acknowledges the Staff’s comment and confirms its understanding of the requirements with respect to disclosure included in a Schedule 13D that constitutes soliciting material.

*        *        *

If you have any questions or comments regarding the responses set forth herein, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc:	Steven N. Bronson Greg Heller